[redacted]

09042153

SEC Mail Processing Section

AUG 28 2009

Washington, DC 121

PUBLIC

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	Sec File No. 8 - 32129

FACING PAGE

REPORT FOR THE PERIOD BEGINNING 7/01/08 AND ENDING 6/30/09
MM/DD/YY M/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Roth Capital Partners, LLC

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 Corporate Plaza, Suite 200
(No. and Street)

Newport Beach, California 92660
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon J. Roth 949-720-5774
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Drive Costa Mesa, California 92626
(Address) City State Zip Code

CHECK ONE:

x Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Gordon J. Roth, Chief Financial Officer, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedule pertaining to Roth Capital Partners, LLC (the "Company") as of June 30, 2009, and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.

KATHY L. LESZINSKI
Commission # 1766773
Notary Public - California
Orange County
My Comm. Expires Oct 7, 2011

Notary Public

Signature

CFO

Title

This report contains (check all applicable boxes):

- (x) Independent Auditors' Report.
- (x) (a) Facing Page.
- (x) (b) Consolidated Statement of Financial Condition.
- (x) (c) Consolidated Statement of Income.
- (x) (d) Consolidated Statement of Cash Flows.
- (x) (e) Consolidated Statement of Changes in Members Capital.
- ( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors (Not applicable).
- (x) Notes to Financial Statements.
- (x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- (x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable, exempt under Rule 15c3-3(k)(2)(ii), see Footnote 10 to the accompanying financial statements.)
- (x) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable, exempt under Rule 15c3-3(k)(2)(ii), see Footnote 10 to the accompanying financial statements.)
- () (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (included in(g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Applicable)
- () (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
- (x) (1) An Oath or Affirmation.
- (x) (m) A Copy of the SIPC Supplemental Report. (Filed as a separate document)
- (x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

ROTH CAPITAL PARTNERS, LLC

(SEC I.D. No. 8-32129)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF
JUNE 30, 2009,
INDEPENDENT AUDITORS' REPORT,
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC Document.

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Roth Capital Partners, LLC
24 Corporate Plaza Drive
Newport Beach, California

We have audited the accompanying consolidated statement of financial condition of Roth Capital Partners, LLC and subsidiaries (the "Company") as of June 30, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statement, the Company changed its method of accounting and reporting for the fair value measurement of securities owned.

Deloitte & Touche LLP

August 24, 2009

ROTH CAPITAL PARTNERS, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF JUNE 30, 2009

ASSETS	
CASH AND CASH EQUIVALENTS	$13,384,493
RECEIVABLE FROM CLEARING BROKERS	4,616,652
TRADE RECEIVABLES	1,690,715
SECURITIES OWNED (Note 2):	
Marketable — at market value (including $969,583 securing payables to employees)	10,340,132
Not readily marketable — at estimated fair value (including $1,712,952 securing payables to employees)	5,887,644
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost — less accumulated depreciation and amortization of $4,923,780	631,141
OTHER ASSETS	825,120
TOTAL	$37,375,897
LIABILITIES AND MEMBERS' EQUITY	
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 3,188,588
SALARIES, COMMISSIONS, AND BONUSES PAYABLE	7,066,699
PAYABLES TO EMPLOYEES FOR SECURITIES OWNED	2,687,696
Total liabilities	12,942,983
MEMBER'S EQUITY	24,432,914
TOTAL	$37,375,897

See notes to consolidated financial statement.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Roth Capital Partners, LLC (the "Company"), a California limited liability company, was formed on February 2, 2001. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), and all securities transactions for the accounts of the Company and its customers are cleared by another broker/dealer on a fully disclosed basis.

The Company's accompanying consolidated financial statement include the results of wholly owned affiliates, BTG Investments LLC (BTG), which is solely engaged in principal investment activities, and Roth Capital Partners Hong Kong Limited, which is solely engaged in investment activities. All intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation — The consolidated financial statement of the Company has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (U.S .GAAP).

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

Securities Transactions — Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Gains and losses are recorded on a specific-identification basis.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash balances maintained at banks, $4,585,170 in money market accounts, $7,512,073 in CDARS (certificate of deposit account registry) instruments with interest rates ranging between 1% and 1.6% with the longest CDARS instrument having a maturity date of July 19, 2009 and a certificate of deposit totaling $252,920 with an interest rate of 2.72% maturing July 23, 2009. The combined weighted-average yield of the cash in banks, money market accounts, CDARS instruments, and the certificate of deposit is approximately 0.92%.

At June 30, 2009, the Company had $8,195,052 of cash and cash equivalents that was maintained at institutions that are insured by the Federal Deposit Insurance Corporation, of which $600,292 is in excess of the federally insured limit of $250,000 per institution.

Securities Owned — Marketable securities are comprised of common stock and are valued at current market prices. Securities not readily marketable consist of partnership interests, notes and common stock of private companies, and warrants that are exchangeable into investment securities that cannot be publicly offered or sold, unless registration has been effected under the Securities Act of 1933 or cannot be currently sold because of other arrangements, restrictions, or conditions applicable to the securities. For the warrants, the Company uses the Black-Scholes valuation methodology or similar techniques. The value is then discounted for the period of time the warrants are not exercisable or for the restrictive nature of the underlying common stock. Other securities not readily marketable are valued at fair value

by management based on their intimate knowledge of the market and the security. Because of the inherent uncertainty of the valuations, those estimated market values may differ from values that would have been used had a ready market for the securities existed, and the differences could be material.

Commissions — Commission revenue related to trading on customer investment accounts is recorded on a trade-date basis.

Corporate Finance Income and Syndicate Income — Corporate finance revenues and syndicated income are recognized and recorded upon closure of the financing effort. Such revenues are accrued for in trade receivables in the accompanying consolidated financial statement.

Other Income — Other income primarily consists of rebates from customer money market interest and margin interest and interest earned on cash equivalents.

Depreciation and Amortization — Depreciation and amortization are provided for using the straight-line method over estimated useful lives as follows:

Furniture and equipment	Five years
Leasehold improvements	Lesser of useful life or the term of the lease

Intangible Assets — The Company reviews intangible assets (value of Internet domain name) for impairment in accordance with Financial Accounting Standards Board (FASB) Statement No. 142, *Goodwill and Other Intangible Assets.* Internet domain name is amortized over the useful life of 60 months.

Fair Value of Financial Instruments — Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximates fair value.

Recently Adopted Accounting Pronouncements — Effective June 30, 2009, the Company adopted FASB Statement of Financial Accounting Standard (SFAS) No. 165, *Subsequent Events.* This statement's objective is to establish general standards of accounting for and disclosure of events that occur after the statement of financial condition date but before financial statements are issued. Companies are required to disclose the date through which subsequent events were evaluated as well as the date the financial statements were available to be issued. Adoption of this statement did not have any impact on the Company's consolidated financial statement. See Note 11 for expanded disclosures.

Effective June 30, 2009, the Company adopted FASB Staff Position (FSP) Financial Accounting Standards (FAS) No. 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*, which relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. This FSP provides additional guidance for estimating fair value in accordance with SFAS No. 157, *Fair Value Measurements*, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. Adoption of this statement did not have a material impact on the Company's consolidated financial statement.

Effective July 1, 2008, the Company adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115.* This statement permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This statement also establishes presentation

and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Company did not elect the fair value option on any of the eligible assets or liabilities. Therefore, adoption of this statement did not have a material impact on the Company's consolidated financial statement.

Effective July 1, 2008, the Company adopted SFAS No. 157. This statement creates a common definition of fair value to be used throughout U.S. GAAP. SFAS No. 157 applies whenever another standard requires or permits assets or liabilities to be measured at fair value, with certain exceptions. The standard establishes a hierarchy for determining fair value, which requires the use of observable market data whenever available. The statement also requires expanded disclosures, which include the extent to which assets and liabilities are measured at fair value, the methods and assumptions used to measure fair value and the effect of fair value measures on earnings. The adoption of this statement resulted in an increase of $2,178,474 to the estimated fair value of securities owned not readily marketable, an increase of $1,066,247 to payables to employees for securities owned, and a resulting net impact to beginning members' equity of $1,112,227. See Note 2 for expanded disclosures.

Future Adoption of New Accounting Pronouncements — In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, and interpretation of the FASB Statement No. 109* (FIN No. 48). FIN No. 48 permits an entity to recognize the benefits of an uncertain tax position only where the position is "more likely than not" to be sustained in the event of examination by tax authorities. The maximum tax benefit recognized is limited to the amount that is more than 50% likely to be realized upon ultimate settlement. On December 30, 2008, the FASB issued FSP FIN No. 48-3 which defers the effective date of FIN No. 48 for certain nonpublic enterprises. As a result, FIN No. 48 is effective for the Company's fiscal year beginning after December 15, 2008. The Company is currently evaluating the potential impact of the adoption of FIN No. 48 on its consolidated financial statement.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51*. FASB Statement No. 160 improves the relevance, comparability, and transparency of the financial information that a company provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective beginning July 1, 2009, and will be applied prospectively when adopted, except for the presentation and disclosure requirements, which will be applied retrospectively for all periods presented. The Company does not believe adoption of SFAS Statement No. 160 has a material impact on its consolidated financial statement.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133*, which establishes the disclosure requirements for derivative instruments and for hedging activities. This statement amends and expands the disclosure requirements of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, with the intent to disclose how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. This statement is effective beginning July 1, 2009. The Company does not believe the adoption of SFAS No. 161 will have a material impact on the Company's consolidated financial statement.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)*. SFAS No. 167 is a revision to FIN 46(R), *Consolidation of Variable Interest Entities*, and changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination is based on, among other things, an

entity's purpose and design and a company's ability to direct the activities of the entity that most significantly affect the entity's economic performance. SFAS No. 167 provides for enhanced disclosure requirements and will be effective on July 1, 2010. Early adoption is not permitted. The Company is currently evaluating the impact of this statement on the consolidated financial statement.

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.* This standard identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with U.S. GAAP. SFAS No. 168 established the FASB Accounting Standards Codification (Codification) as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with U.S. GAAP. Codification does not create new accounting and reporting guidance; rather, it reorganizes U.S. GAAP pronouncements into approximately 90 topics within a consistent structure. All guidance contained in the Codification carries an equal level of authority. Relevant portions of authoritative content, issued by the SEC, for SEC registrants, have been included in the Codification. After the effective date of SFAS No. 168, all nongrandfathered, non-SEC accounting literature not included in the Codification is superseded and deemed nonauthoritative. SFAS No. 168 is effective for the Company as of June 30, 2010, which will result in updates to disclosures to reference the Codification.

2. SECURITIES OWNED

Marketable securities owned (at market value), held as of June 30, 2009, consist of unencumbered equity securities totaling $9,370,549 and equity securities held as collateral for employee payables totaling $969,583. Not readily marketable securities consist of the following investments, at estimated fair value:

	Collateral for Employee Payables	Unencumbered	Total
Warrants in publicly traded companies	$1,459,540	$2,926,282	$4,385,822
Privately held equity investments and limited partnerships		791,638	791,638
Restricted publicly traded equities	253,412	456,772	710,184
Total not readily marketable securities	$1,712,952	$4,174,692	$5,887,644

Fair Value Measurement – Definition and Hierarchy

The Company adopted FASB Statement No. 157 as of July 1, 2008, which, among other things, requires enhanced disclosures about assets and liabilities that are measured and reported at fair value. FASB Statement No. 157 establishes a fair value hierarchy that prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is impacted by a number of factors, including the type of financial instrument, the characteristics specific to the instrument, and the state of the marketplace (including the existence and transparency of transactions between market participants). Assets and liabilities with readily available actively quoted prices or for which fair value can be measured from actively quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 — Quoted prices in active markets for identical investments. Fair valued assets that would generally be included in Level 1 are U.S. listed and over-the-counter equity securities and mutual funds.

Level 2 — Pricing inputs include other significant observable inputs, such as quoted prices for similar investments or quoted prices for identical investments on inactive markets. Fair valued assets that are generally included in this category are common stock warrants which there are market-based implied volatilities and thinly traded common stock.

Level 3 — Pricing inputs include significant unobservable inputs, such as the Company's own assumptions in determining the fair value of assets and liabilities. The inputs into the determination of fair value require significant judgment or estimation by management. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs of the model. The types of assets and liabilities that would generally be included in this category include fair valued securities issued by private entities, common stock warrants for which market-based implied volatilities are not available, and partnership investments. The Company accounts for investments in partnerships using the equity method.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following table presents, by fair value hierarchy level, the Company's investments that are carried at fair value as of June 30, 2009:

	Level 1	**Level 2**	**Level 3**	**Total**
Trading and investment securities	$ 10,320,267	$ 241,347	$ 488,702	$ 11,050,316
Stock warrants	0	4,027,024	358,798	4,385,822
Privately held equity investments	0	0	791,638	791,638
Total Fair Value	$ 10,320,267	$ 4,268,371	$ 1,639,138	$ 16,227,776

The changes in assets classified as Level 3 for the year ended June 30, 2009, are as follows:

	Investments
Balance — July 1, 2008	$ 5,345,187
Purchases and sales — net	258,331
Realized and unrealized gain (loss) — net	(311,635)
Transfers in and/or out of Level 3 — net	(3,652,745)
Total Ending Fair Value	$ 1,639,138

3. INTANGIBLE ASSETS

Intangible assets as of June 30, 2009, included in other assets, comprise the following:

Internet domain name	$120,000
Less accumulated amortization	(50,000)
Total	$ 70,000

4. INCOME TAXES

As a limited liability company, the Company is generally not subject to federal or state income taxes, and accordingly, no provision for income taxes has been made in the accompanying consolidated financial statement. The members are required to report their proportionate shares of income on their individual tax returns.

5. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) employee savings plan that covers all full-time employees who are at least age 21 with six months or more of continuous service. The Company may match employee contributions at its sole discretion. The Company accrued employer contributions of $320,406 for the benefit plan year ended June 30, 2009.

6. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions — The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Underwriting Transactions — In the normal course of business, the Company enters into various underwriting commitments. In the opinion of management, the settlement of transactions that were open as of June 30, 2009, relating to such commitments will have no material impact on the Company's consolidated financial condition.

Litigation — The Company is named as a defendant in various lawsuits in its normal course of business, including class action lawsuits, related to customer transactions. These lawsuits allege violations of federal and state securities laws and, in the aggregate, claim substantial damages. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in a material adverse effect on the Company's consolidated financial statement.

Leases — The Company leases office facilities, furniture, and equipment under noncancelable operating leases having terms through 2012. Aggregate minimum commitments at June 30, 2009, under these leases are as follows:

Years Ending June 30	Amount
2010	$2,011,108
2011	1,868,376
2012	973,441
Total	$4,852,925

Aggregate minimum commitments have not been reduced by minimum sublease rentals. There were no noncancelable subleases as of June 30, 2009.

Indemnifications — In the normal course of its business, the Company indemnifies certain service providers, such as its clearing agent, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company, its affiliates, or its customers. The potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statement for these indemnifications.

In the normal course of business, the Company may enter into underwriting agreements that may contain routine indemnification clauses. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that may have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. DERIVATIVE INSTRUMENTS

In the normal course of business, the Company acquires warrants in connection with its investment banking services for private and public companies and holds them for long-term investment purposes. These warrants represent the right to buy the underlying equity securities at specified prices and future dates. The Company's exposure to credit risk associated with counterparty nonperformance on the warrants, which are not exchange traded, is typically limited to the unrealized gains reported as assets associated with such contracts. The Company carries the investments at estimated fair value.

8. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At June 30, 2009, the Company has net capital of $15,283,592 computed under the alternative method, which is $14,687,092 in excess of its required net capital. For

purposes of the computation of net capital, the accounts of BTG have been included in the computation of net capital by the Company.

10. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers.

11. SUBSEQUENT EVENTS

In July 2009, the Company distributed $500,000 to its members in accordance with their percentage ownership interests. Additionally, in July 2009, the Company funded a $250,000 equity interest in a new limited partnership investment. The Company has evaluated events subsequent to June 30, 2009 and through August 24, 2009, the date the consolidated financial statement was available to be issued. The Company has not evaluated subsequent events after that date for presentation in this consolidated financial statement.

* * * * *

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

August 24, 2009

Roth Capital Partners, LLC
24 Corporate Plaza
Newport Beach, CA 92660

In planning and performing our audit of the consolidated financial statement of Roth Capital Partners, LLC and subsidiaries (the "Company") as of June 30, 2009 (on which we issued our report dated August 24, 2009, and such report expressed an unqualified opinion on this financial statement), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP